UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

__________________________________________________________________________________

2Q18

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 592 BILLION FOR THE SECOND QUARTER OF 2018 WHICH REPRESENTS AN INCREASE OF 13% COMPARED TO 1Q18 AND A DECREASE OF 9% COMPARED TO 2Q17.

•	Gross loans grew 3.2% when compared to 2Q17 and 2.9% during the quarter. This annual growth shows moderation in the credit demand in Colombia. Peso-denominated loans grew 8.7% when compared to 2Q17.

•	Net interest income was COP 2.55 trillion for 2Q18, decreasing by 3.3% when compared to 2Q17. This slowdown in NII is mainly explained by the adoption of IFRS 9 during 2018, which cause a reduction of COP 106 billion compared to 2Q17. The compression of the net interest margin during the year also affected the number. Net interest income increased by 1.3% during the quarter.

•	The annualized net interest margin for the quarter was 5.9%. The margin increased by 6 basis points during the quarter and decreased by 31 basis points when compared to 2Q17, mainly affected by the decrease in the NII product of the adoption of IFRS 9, as well as the reductions in the reference rate in Colombia. The control of the cost of deposits allowed moderating the decrease of the margin during the quarter.

•	Provision charges for the quarter were COP 972 billion and the coverage ratio for 90-day past due loans was 157.3%. Provision charges increased by 23.1% when compared to 2Q17 and by 11.1% compared to 1Q18, these provisions allow us to maintain a solid coverage ratio amid a challenging environment. New past due loans totaled COP 1,151 billion for the quarter explain largely by corporate clients.

•	Efficiency was 49.1% during the last twelve months. Operating expenses decreased by 1.2% when compared to 2Q17. The annual decrease in operating expenses is explained by the reduction in the network of branches, automation and optimization of processes and the rationalization of personal expenses. Operating expenses increased by 1.6% during the quarter.

•	Net fees were COP 645 billion and increased by 4.8% compared to 2Q17. This growth was mainly driven by an increase in fees related to credit and debit cards, payments and collections, as well as trust services. Net fees decreased by 5.2% during the quarter.

•	Tier 1 ratio was 10.02% at June 30, 2018 and decreased by 38 basis points when compared to June 30, 2017. The capital adequacy ratio was 13.5%.

August 1, 2018. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20181. For the quarter ended on June 30, 2018 (“2Q18”), Bancolombia reported consolidated net income of COP 592 billion, or COP 615.20 per share - USD 0.84 per ADR. This net income represents an increase of 13.4% compared to the quarter ended on March 31, 2018 (“1Q18”) and a decrease of 9.5% compared to the quarter ended on June 30, 2017 (“2Q17”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2018 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2018 $2,930.80 = US$ 1

2Q18

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
ASSETS
Net Loans	150,747,014	149,654,067	153,812,437	2.78%	2.03%
Investments	15,273,122	16,720,642	15,606,305	-6.66%	2.18%
Other assets	37,684,231	34,570,861	35,134,604	1.63%	-6.77%
Total assets	203,704,367	200,945,570	204,553,346	1.80%	0.42%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	128,476,933	130,164,630	130,318,773	0.12%	1.43%
Other liabilities	52,144,322	47,591,297	50,209,372	5.50%	-3.71%
Total liabilities	180,621,255	177,755,927	180,528,145	1.56%	-0.05%
Non-controlling interest	1,252,130	1,237,585	1,285,815	3.90%	2.69%
Shareholders' equity	21,830,982	21,952,058	22,739,386	3.59%	4.16%
Total liabilities and shareholders' equity	203,704,367	200,945,570	204,553,346	1.80%	0.42%

Interest income	4,227,227	3,946,739	3,945,743	-0.03%	-6.66%
Interest expense	(1,593,836)	(1,434,194)	(1,399,639)	-2.41%	-12.18%
Net interest income	2,633,391	2,512,545	2,546,104	1.34%	-3.31%
Net provisions	(789,735)	(875,016)	(972,136)	11.10%	23.10%
Fees and income from service, net	615,215	679,917	644,684	-5.18%	4.79%
Other operating income	367,191	318,457	343,666	7.92%	-6.41%
Total Dividends received and equity method	21,105	48,166	114,967	138.69%	444.74%
Total operating expense	(1,880,723)	(1,828,882)	(1,859,001)	1.65%	-1.15%
Profit before tax	966,444	855,187	818,284	-4.32%	-15.33%
Income tax	(281,050)	(311,138)	(195,002)	-37.33%	-30.62%
Net income before non-controlling interest	685,394	544,049	623,282	14.56%	-9.06%
Non-controlling interest	(31,855)	(22,289)	(31,566)	41.62%	-0.91%
Net income	653,539	521,760	591,716	13.41%	-9.46%

PRINCIPAL RATIOS		Quarter		As of
	2Q17	1Q18	2Q18	2Q17	2Q18
PROFITABILITY
Net interest margin (1) from continuing operations	6.16%	5.79%	5.85%	6.23%	5.82%
Return on average total assets (2) from continuing operations	1.31%	1.04%	1.17%	1.28%	1.10%
Return on average shareholders´ equity (3)	12.29%	9.21%	10.57%	11.83%	9.85%
EFFICIENCY
Operating expenses to net operating income	51.71%	51.39%	50.94%	51.45%	51.16%
Operating expenses to average total assets	3.77%	3.64%	3.66%	3.79%	3.65%
Operating expenses to productive assets	4.40%	4.22%	4.27%	4.43%	4.24%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.72%	10.92%	11.12%	10.72%	11.12%
Technical capital to risk weighted assets	14.34%	13.73%	13.52%	14.34%	13.52%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.89	0.78	0.84	1.72	1.58
Net income per share $COP from continuing operations	679.48	542.47	615.20	1,312.39	1,157.67
P/BV ADS (4)	1.50	1.28	1.48	1.50	1.48
P/BV Local (5) (6)	1.40	1.32	1.49	1.40	1.49
P/E (7) from continuing operations	12.07	13.71	14.29	12.50	15.19
ADR price	44.55	42.02	47.78	44.55	47.78
Common share price (8)	31,780	30,220	35,320	31,780	35,320
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,050.43	2,780.47	2,930.80	3,050.43	2,930.80

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2Q18

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2018, Bancolombia’s assets totaled COP 204,553 billion, which represents an increase of 1.8% compared to 1Q18 and of 0.4% compared to 2Q17.

During the quarter, the COP depreciated 5.4% versus the USD and over the past 12 months, it appreciated 3.9%.

The increase in total assets during the quarter is largely explained by the growth in the loan book, reverse purchase agreements and investment in associates and joint ventures.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2930,80 COP)	2Q18	2Q18/1Q18	2Q18	2Q18/1Q18	2Q18	2Q18/1Q18	2Q18	2Q18/1Q18
Commercial loans	76,310,672	-0.01%	36,249,250	8.01%	12,368,381	2.47%	112,559,923	2.44%
Consumer loans	19,732,895	2.85%	8,680,689	6.74%	2,961,884	1.27%	28,413,584	4.01%
Mortgage loans	12,059,218	2.95%	9,197,506	5.53%	3,138,224	0.11%	21,256,724	4.05%
Small business loans	626,894	-0.32%	439,703	11.26%	150,028	5.55%	1,066,597	4.15%
Interests paid in advance	(3,013)	-11.27%	(1,650)	18.46%	(563)	12.38%	(4,662)	-2.62%
Gross loans	108,726,667	0.82%	54,565,499	7.41%	18,617,954	1.90%	163,292,166	2.93%

In 2Q18, gross loans increased by 2.9% when compared to 1Q18. Peso-denominated loans grew 8.7% and the dollar-denominated loans decreased by 2.4% when compared to 2Q17. In comparison with 2Q17, total gross loans grew 3.2%.

As of June 30, 2018, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 25% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama and the USD denominated loans in Colombia, accounted for 33.4% and increased by 7.4% during 2Q18 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 5.4% during the quarter and totaled COP 9,480 billion, equivalent to 5.8% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
Commercial	111,015,493	109,877,417	112,559,923	2.44%	1.39%	68.93%
Consumer	25,853,481	27,318,286	28,413,584	4.01%	9.90%	17.40%
Mortgage	20,274,141	20,430,405	21,256,724	4.04%	4.85%	13.02%
Microcredit	1,089,093	1,024,140	1,066,597	4.15%	-2.07%	0.65%
Interests received in advance	-	(4,788)	(4,662)	-2.62%	100.00%	0.00%
Total loan portfolio	158,232,208	158,645,460	163,292,166	2.93%	3.20%	100.00%
Allowance for loan losses	(7,485,194)	(8,991,393)	(9,479,729)	5.43%	26.65%
Total loans, net	150,747,014	149,654,067	153,812,437	2.78%	2.03%

2Q18

1.3.	Investment Portfolio

As of June 30, 2018, Bancolombia’s net investment portfolio totaled COP 15,606 billion, decreasing by 6.7% from the end of 1Q18 and increasing by 2.2% from the end of 2Q17. The investment portfolio consists primarily of debt securities, which represent 70.5% of Bancolombia’s total investments and 5.4% of assets at the end of 2Q18.

At the end of 2Q18, the debt securities portfolio had a duration of 19.6 months and a weighted average yield to maturity of 4.7%.

1.4.	Goodwill and intangibles

As of 2Q18, Bancolombia’s goodwill and intangibles totaled COP 6,501 billion, increasing by 5.3% compared to 1Q18. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of June 30, 2018, Bancolombia’s liabilities totaled COP 180,528 billion, increasing by 1.6% from the end of 1Q18 and decreasing by 0.1% compared to 2Q17.

Deposits by customers totaled COP 130,319 billion (or 72.2% of liabilities) at the end of 2Q18, increasing by 0.1% during the quarter and by 1.4% over the last 12 months. The net loans to deposits ratio was 118.0% at the end of 2Q18.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and reduce the sensitivity of the balance sheet to cuts in interest rates.

Funding mix	2Q17		1Q18		2Q18
COP Million
Checking accounts	20,212,416	12%	20,246,222	12%	20,405,763	12%
Saving accounts	50,142,758	30%	54,549,203	33%	54,286,041	32%
Time deposits	56,974,773	34%	54,213,615	33%	54,543,374	32%
Other deposits	5,664,360	3%	5,187,212	3%	5,917,969	3%
Long term debt	18,298,359	11%	18,380,881	11%	18,729,888	11%
Loans with banks	18,523,104	11%	13,784,738	8%	15,357,472	9%
Total Funds	169,815,770	100%	166,361,871	100%	169,240,507	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q18 was COP 22,739 billion, increasing by 3.6% or COP 787 billion, compared to the value reported at the end of 1Q18. Bancolombia’s capital adequacy ratio was 13.5% in 2Q18.

Bancolombia’s capital adequacy ratio was 452 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.02%, 552 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.1% at the end of 2Q18.

2Q18

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2018 and to the efficient allocation of capital in different products. The annual increase in the RWA is mainly explained by the growth in the loan book.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q17%		1Q18%		2Q18%
Basic capital (Tier I)	18,110,213	10.40%	18,557,539	10.16%	18,856,171	10.02%
Additional capital (Tier II)	6,864,575	3.94%	6,513,470	3.57%	6,584,425	3.50%
Technical capital (1)	24,974,788		25,071,009		25,440,595
Risk weighted assets including market risk	174,199,865		182,615,322		188,204,931
CAPITAL ADEQUACY (2)		14.34%		13.73%		13.52%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

2Q18

2.	INCOME STATEMENT

Net income totaled COP 592 billion in 2Q18, or COP 615.20 per share - USD 0.84 per ADR. This net income represents an increase of 13.4% compared to 1Q18 and a decrease of 9.5% compared to 2Q17. Bancolombia’s annualized ROE for 2Q18 was 10.6%.

2.1.	Net Interest Income

Net interest income totaled COP 2,546 billion in 2Q18, 1.3% more than the one reported in 1Q18, and 3.3% less than the figure for 2Q17. During the quarter, the Net Interest Income was impacted negatively by the implementation of IFRS 9, which caused a reduction of COP 106 billion.

During 2Q18, the investment, interest rate derivatives and repos portfolio generated COP 127 billion, up by 10.9% from 1Q18.

Net Interest Margin

The annualized net interest margin increased to 5.9% in 2Q18. The annualized net interest margin for investments was 1.3%, and the annualized net interest margin of the loan portfolio was 6.2%, equal to the one reported in 1Q18.

Annualized Interest
Margin	2Q17	1Q18	2Q18
Loans' Interest margin	6.5%	6.2%	6.2%
Debt investments' margin	2.3%	0.5%	1.3%
Net interest margin	6.2%	5.8%	5.9%

Total funding cost decreased during 2Q18, due to the reduction of long-term debt, as well as a reduction of the average life of time deposits. Savings and checking accounts represented the same proportion of the total cost of funding as in 1Q18, and the annualized average weighted cost of deposits was 2.95% in 2Q18, decreasing 7 basis point compared to 1Q18 and 55 basis points compared to 2Q17.

Average weighted
funding cost	2Q17	1Q18	2Q18
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.46%	1.94%	1.84%
Time deposits	5.71%	5.29%	5.16%
Total deposits	3.50%	3.02%	2.95%
Long term debt	6.43%	6.00%	5.91%
Loans with banks	2.53%	2.31%	2.24%
Total funding cost	3.65%	3.25%	3.17%

2.2.	Fees and Income from Services

During 2Q18, net fees and income from services totaled COP 645 billion, decreasing by 5.2% compared to 1Q18, and increasing by 4.8% compared to 2Q17. The positive annual performance in fees compared with 2Q17 is due to higher volumes of transactions and the good performance of credit and debit cards, payments and collections and trust services.

2Q18

Fees from credit and debit cards increased by 13.9% compared to 1Q18, and 30.2% compared to 2Q17. Fees from asset management and trust services increased by 4.2% compared to 1Q18 and 12.1% compared to 2Q17, due to an increase in the assets under management. Fees from our bancassurance business increased by 3.9% compared to 1Q18 and by 7.7% with respect to 2Q17, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2018
(COP millions)	May-17	May-18	Growth	Market Share
Bancolombia VISA	2,636,544	3,350,163	27.07%	56.55%
Bancolombia Mastercard	2,341,448	2,617,508	11.79%	44.19%
Bancolombia American Express	1,590,891	1,481,481	-6.88%	25.01%
Total Bancolombia	6,568,883	7,449,152	13.40%	125.75%
Colombian Credit Card Market	5,324,040	5,923,872	11.27%

CREDIT CARD MARKET SHARE			%	2018
(Outstanding credit cards)	May-17	May-18	Growth	Market Share
Bancolombia VISA	763,790	843,865	10.48%	5.08%
Bancolombia Mastercard	872,089	952,375	9.21%	5.73%
Bancolombia American Express	596,033	508,596	-14.67%	3.06%
Total Bancolombia	2,231,912	2,304,836	3.27%	13.87%
Colombian Credit Card Market	16,623,403	16,621,157	-0.01%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 344 billion in 2Q18, increasing by 7.9% compared to 1Q18, and decreasing by 6.4% compared to 2Q17.

Revenues from the operating leases totaled COP 156 billion in 2Q18, increasing by 8.1% compared to 1Q18 and by 15.3% compared to those reported in 2Q17. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,228 billion at the end of 2Q18 and represented 5.2% of total gross loans, increasing by 5.7% compared to 1Q18, when past due loans represented 5.1% of total gross loans. During 2Q18, Charge-offs totaled COP 705 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 105.4% at the end of 2Q18, decreasing compared to 105.5% at the end of 1Q18.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,151 billion in 2Q18. During the quarter, the 30-day NPLs in SMEs improved significantly, however the 90-day NPLs showed some run-offs. Corporate clients contributed to the new past due loan formation; however, several of these clients were already provisioned. Provision charges (net of recoveries) totaled COP 972 billion in 2Q18. Provisions as a percentage of the average gross loans were 2.4% for 2Q18 and 2.3% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 8,672 billion, or 5.5% of total loans at the end of 2Q18, increasing as compared to 1Q18.

2Q18

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q17	1Q18	2Q18
Total 30-day past due loans	6,520,508	7,782,225	8,228,079
Allowance for loan losses (1)	6,818,600	8,213,979	8,672,006
Past due loans to total loans	4.27%	5.06%	5.20%
Allowances to past due loans	104.57%	105.55%	105.40%
Allowance for loan losses as a percentage of total loans	4.46%	5.34%	5.48%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	2Q17	1Q18	2Q18
Commercial loans	68.9%	3.19%	4.04%	4.42%
Consumer loans	17.4%	5.72%	6.40%	5.78%
Mortgage loans	13.0%	7.69%	8.18%	8.10%
Microcredit	0.7%	13.47%	13.88%	12.30%
PDL TOTAL		4.27%	5.06%	5.20%

PDL Per Category			90 days
	% Of loan Portfolio	2Q17	1Q18	2Q18
Commercial loans	68.9%	2.40%	2.85%	3.48%
Consumer loans	17.4%	2.81%	3.34%	3.18%
Mortgage loans*	13.0%	3.10%	3.65%	3.65%
Microcredit	0.7%	8.65%	8.82%	8.39%
PDL TOTAL		2.60%	3.08%	3.48%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 2Q18, operating expenses totaled COP 1,859 billion, increasing by 1.6% with respect to 1Q18 and decreasing by 1.2% with respect to 2Q17. The annual decrease in operating expenses is explained by several strategies done on this front, which includes the reduction in the network of branches, automation and optimization of processes and the rationalization of personal expenses.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 746 billion in 2Q18, decreasing by 2.3% compared to 1Q18 and by 2.8% compared to 2Q17.

During 2Q18, administrative expenses totaled COP 728 billion, increasing by 3.7% compared to 1Q18 and by 1.4% as compared to 2Q17.

Depreciation and amortization expenses totaled COP 113 billion in 2Q18, decreasing by 4.6% compared to 1Q18 and by 3.2% compared to 2Q17.

As of June 30, 2018, Bancolombia had 31,000 employees, owned 1,045 branches, 5,746 ATMs, 11,269 banking agents and served more than 12 million customers.

2.6.	Taxes

Income tax expense was COP 195 billion for 2Q18, decreasing by 37.3% when compared to the income tax registered in 1Q18, and by 30.6% compared to 2Q17. These variations are mainly explained by the depreciation of the peso versus the dollar in the second quarters of 2017 and 2018 since the operation in Colombia, which has the highest tax rate, represents a lower proportion in the consolidated results. Central America on the other hand, has a lower tax rate and gains weight in the consolidated results.

2Q18

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
ASSETS
Gross loans	109,866,045	114,433,308	115,783,278	1.18%	5.39%
Allowances for loans	(6,236,394)	(7,550,734)	(7,856,741)	4.05%	25.98%
Investments	17,713,990	18,788,259	17,475,344	-6.99%	-1.35%
Other assets	18,027,600	16,937,072	16,591,837	-2.04%	-7.96%
Total assets	139,371,241	142,607,906	141,993,718	-0.43%	1.88%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	81,440,484	86,488,060	84,699,371	-2.07%	4.00%
Other liabilities	42,193,749	39,673,487	40,878,095	3.04%	-3.12%
Total liabilities	123,634,233	126,161,547	125,577,467	-0.46%	1.57%
Shareholders' equity	15,737,008	16,446,360	16,416,251	-0.18%	4.32%
Total liabilities and shareholders' equity	139,371,241	142,607,906	141,993,718	-0.43%	1.88%

Interest income	3,400,130	3,099,988	3,095,540	-0.14%	-8.96%
Interest expense	(1,324,747)	(1,153,345)	(1,123,555)	-2.58%	-15.19%
Net interest income	2,075,383	1,946,643	1,971,985	1.30%	-4.98%
Net provisions	(792,724)	(762,128)	(859,887)	12.83%	8.47%
Fees and income from service, net	384,870	452,777	411,235	-9.17%	6.85%
Other operating income	151,498	254,375	125,722	-50.58%	-17.01%
Total operating expense	(1,335,779)	(1,255,722)	(1,300,889)	3.60%	-2.61%
Profit before tax	483,249	635,946	348,166	-45.25%	-27.95%
Income tax	(193,595)	(235,600)	(59,446)	-74.77%	-69.29%
Net income	289,654	400,345	288,720	-27.88%	-0.32%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
ASSETS
Gross loans	22,974,293	21,027,872	22,167,293	5.42%	-3.51%
Allowances for loans	(518,661)	(584,021)	(661,934)	13.34%	27.62%
Investments	2,319,278	2,896,912	2,931,835	1.21%	26.41%
Other assets	3,559,302	2,968,978	3,043,765	2.52%	-14.48%
Total assets	28,334,211	26,309,742	27,480,959	4.45%	-3.01%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	19,889,085	18,374,672	18,889,905	2.80%	-5.02%
Other liabilities	5,471,294	5,202,423	5,684,741	9.27%	3.90%
Total liabilities	25,360,379	23,577,095	24,574,646	4.23%	-3.10%
Shareholders' equity	2,973,832	2,732,647	2,906,313	6.36%	-2.27%
Total liabilities and shareholders' equity	28,334,211	26,309,742	27,480,959	4.45%	-3.01%

Interest income	375,474	364,248	373,342	2.50%	-0.57%
Interest expense	(132,208)	(135,511)	(137,495)	1.46%	4.00%
Net interest income	243,265	228,737	235,847	3.11%	-3.05%
Net provisions	53,089	(53,630)	(55,805)	4.05%	-205.11%
Fees and income from service, net	53,577	41,986	47,691	13.59%	-10.99%
Other operating income	3,216	2,882	13,914	382.87%	332.65%
Total operating expense	(122,426)	(133,287)	(156,007)	17.05%	27.43%
Profit before tax	230,722	86,688	85,641	-1.21%	-62.88%
Income tax	(56,574)	(17,587)	(17,049)	-3.06%	-69.86%
Net income	174,149	69,101	68,592	-0.74%	-60.61%

2Q18

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
ASSETS
Gross loans	9,345,820	8,709,879	9,256,233	6.27%	-0.96%
Allowances for loans	(366,684)	(326,604)	(359,688)	10.13%	-1.91%
Investments	486,303	621,129	635,680	2.34%	30.72%
Other assets	3,711,472	3,269,668	3,386,062	3.56%	-8.77%
Total assets	13,176,911	12,274,074	12,918,288	5.25%	-1.96%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,989,096	8,663,548	9,256,571	6.85%	2.98%
Other liabilities	2,621,702	2,171,409	2,095,057	-3.52%	-20.09%
Total liabilities	11,610,798	10,834,957	11,351,628	4.77%	-2.23%
Shareholders' equity	1,566,114	1,439,117	1,566,659	8.86%	0.03%
Total liabilities and shareholders' equity	13,176,911	12,274,074	12,918,288	5.25%	-1.96%

Interest income	192,260	216,751	223,878	3.29%	16.45%
Interest expense	(61,145)	(60,005)	(61,597)	2.65%	0.74%
Net interest income	131,115	156,745	162,282	3.53%	23.77%
Net provisions	(34,619)	(32,009)	(13,731)	-57.10%	-60.34%
Fees and income from service, net	44,153	41,571	44,980	8.20%	1.87%
Other operating income	1,689	3,771	929	-75.38%	-45.02%
Total operating expense	(105,827)	(106,475)	(104,647)	-1.72%	-1.12%
Profit before tax	36,510	63,604	89,812	41.21%	145.99%
Income tax	(10,475)	(17,130)	(29,394)	71.60%	180.61%
Net income	26,035	46,474	60,417	30.00%	132.06%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q17	1Q18	2Q18	2Q18/1Q18	2Q18/2Q17
ASSETS
Gross loans	8,759,827	8,481,592	9,106,278	7.37%	3.95%
Allowances for loans	(151,156)	(310,379)	(384,277)	23.81%	154.23%
Investments	1,858,021	1,357,455	1,437,613	5.91%	-22.63%
Other assets	1,967,098	1,609,287	2,030,708	26.19%	3.23%
Total assets	12,433,791	11,137,955	12,190,322	9.45%	-1.96%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,465,417	7,770,806	8,533,909	9.82%	0.81%
Other liabilities	2,624,674	2,223,253	2,470,407	11.12%	-5.88%
Total liabilities	11,090,090	9,994,059	11,004,317	10.11%	-0.77%
Non-controlling interest	19,714	19,119	19,531	2.16%	-0.93%
Shareholders' equity	1,323,987	1,124,778	1,166,475	3.71%	-11.90%
Total liabilities and shareholders' equity	12,433,791	11,137,955	12,190,322	9.45%	-1.96%

Interest income	211,071	211,327	202,170	-4.33%	-4.22%
Interest expense	(87,241)	(84,842)	(88,918)	4.80%	1.92%
Net interest income	123,830	126,485	113,252	-10.46%	-8.54%
Net provisions	(31,313)	(32,833)	(45,573)	38.80%	45.54%
Fees and income from service, net	24,394	25,330	30,440	20.17%	24.78%
Other operating income	12,751	12,291	12,207	-0.68%	-4.27%
Total operating expense	(105,685)	(109,353)	(100,934)	-7.70%	-4.50%
Profit before tax	23,977	21,919	9,391	-57.16%	-60.83%
Income tax	(8,096)	(4,651)	(1,203)	-74.13%	-85.14%
Net income before non-controlling interest	15,881	17,268	8,188	-52.59%	-48.44%
Non-controlling interest	(919)	(308)	(611)	98.33%	-33.56%
Net income	14,962	16,960	7,577	-55.32%	-49.36%

2Q18

4.	RECENT DEVELOPMENTS

•	April 23, 2018. the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the issuance of up to Colombian Pesos (“COP”) 3,000,000,000,000 (approximately USD 1 billion) in aggregate principal amount of Ordinary Notes, Ordinary Green Notes and Subordinated Notes denominated in COP and real unit value (“UVR”), and authorized its legal representatives to commence all the necessary acts and procedures to carry out the program. The Ordinary Notes, the Green Ordinary Notes and Subordinated Notes will be offered in Colombia in one or more issuances up to the aggregate principal amount according to the corresponding Issuance and Placement Terms.

•	April 30, 2018. Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announced that it has filed its annual report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report can be downloaded from the SEC website www.sec.gov.

2Q18

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 12 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917/ (574) 4041918.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analista).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

2Q18

BALANCE SHEET				Growth
(COP million)	Jun-17	Mar-18	Jun-18	jun-18 / mar-18	jun-18 / jun-17	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	14,771,666	13,214,789	13,056,537	-1.20%	-11.61%	6.38%
Interbank borrowings	2,159,604	1,536,078	1,023,666	-33.36%	-52.60%	0.50%
Reverse repurchase agreements and other similar secured lend	2,134,230	2,101,645	2,346,958	11.67%	9.97%	1.15%
Financial assets investments	15,273,122	16,720,642	15,606,305	-6.66%	2.18%	7.63%
Derivative financial instruments	1,678,633	1,385,187	1,058,922	-23.55%	-36.92%	0.52%
Loans and advances to customers	158,232,208	158,645,460	163,292,166	2.93%	3.20%	79.83%
Allowance for loan and lease losses	(7,485,194)	(8,991,393)	(9,479,729)	5.43%	26.65%	-4.63%
Investment in associates and joint ventures	1,445,207	1,560,048	1,749,572	12.15%	21.06%	0.86%
Goodwill and Intangible assets, net	6,778,314	6,174,055	6,501,382	5.30%	-4.09%	3.18%
Premises and equipment, net	3,092,817	3,046,733	3,072,268	0.84%	-0.66%	1.50%
Investment property	1,649,433	1,679,465	1,709,787	1.81%	3.66%	0.84%
Prepayments	269,678	297,857	289,113	-2.94%	7.21%	0.14%
Tax receivables	699,825	435,973	683,588	56.80%	-2.32%	0.33%
Deferred tax	723,770	660,022	1,135,930	72.10%	56.95%	0.56%
Assets held for sale and inventories	288,732	372,794	466,468	25.13%	61.56%	0.23%
Other assets	1,992,322	2,106,215	2,040,413	-3.12%	2.41%	1.00%
Total assets	203,704,367	200,945,570	204,553,346	1.80%	0.42%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	128,476,933	130,164,630	130,318,773	0.12%	1.43%	63.71%	72.19%
Interbank Deposits	997,415	1,231,999	1,548,842	25.72%	55.29%	0.76%	0.86%
Derivative financial instrument	1,203,097	1,433,810	971,813	-32.22%	-19.22%	0.48%	0.54%
Borrowings from other financial institutions	17,525,689	12,552,739	13,808,630	10.00%	-21.21%	6.75%	7.65%
Debt securities in issue	18,298,359	18,380,881	18,729,888	1.90%	2.36%	9.16%	10.38%
Preferred shares	553,426	540,374	554,439	2.60%	0.18%	0.27%	0.31%
Repurchase agreements and other similar secured borrowing	4,517,374	4,031,622	4,834,374	19.91%	7.02%	2.36%	2.68%
Liabilities relating to assets held for sale	-	90,362	121,737	34.72%	0.00%	0.06%	0.07%
Current tax	650,930	411,045	404,676	-1.55%	-37.83%	0.20%	0.22%
Deferred tax	1,877,018	1,834,873	2,384,920	29.98%	27.06%	1.17%	1.32%
Employees benefit plans	714,583	131,430	131,171	-0.20%	-81.64%	0.06%	0.07%
Other liabilities	5,806,431	6,952,162	6,718,882	-3.36%	15.71%	3.28%	3.72%
Total liabilities	180,621,255	177,755,927	180,528,145	1.56%	-0.05%	88.25%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.37%
Appropriated reserves	9,065,570	9,935,857	9,943,469	0.08%	9.68%	4.86%
Retained earnings	4,771,639	4,422,159	4,948,950	11.91%	3.72%	2.42%
Accumulated other comprehensive income (loss), net of tax	2,655,405	2,255,674	2,508,599	11.21%	-5.53%	1.23%
Stockholders’ equity attributable to the owners of the parent company	21,830,982	21,952,058	22,739,386	3.59%	4.16%	11.12%
Non-controlling interest	1,252,130	1,237,585	1,285,815	3.90%	2.69%	0.63%
Total liabilities and equity	203,704,367	200,945,570	204,553,346	1.80%	0.42%	100.00%

2Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-17	Jun-18	jun-18 / jun-17	2Q 17	1Q 18	2Q 18	2Q18 / 1Q18	2Q18 / 2Q17
Interest income and expenses
Interest on loans and financial leases
Commercial	4,075,163	3,573,252	-12.32%	2,045,582	1,793,042	1,780,210	-0.72%	-12.97%
Consumer	1,809,789	2,017,948	11.50%	937,371	994,257	1,023,691	2.96%	9.21%
Small business loans	117,745	107,715	-8.52%	57,195	53,737	53,978	0.45%	-5.62%
Mortgage	985,250	974,412	-1.10%	485,827	495,092	479,320	-3.19%	-1.34%
Leasing	1,057,989	961,253	-9.14%	522,382	487,909	473,344	-2.99%	-9.39%
Interest income on loans and financial leases	8,045,936	7,634,580	-5.11%	4,048,357	3,824,037	3,810,543	-0.35%	-5.87%
Interest income on overnight and market funds	11,559	16,833	45.63%	6,544	8,418	8,415	-0.04%	28.59%
Interest and valuation on Investments
Debt investments, net	81,489	89,425	9.74%	39,721	44,326	45,099	1.74%	13.54%
Net gains from investment activities at fair value through income statement
Debt investments	366,975	176,379	-51.94%	177,715	83,403	92,976	11.48%	-47.68%
Derivatives	(27,096)	14,800	154.62%	(22,063)	12,211	2,589	-78.80%	111.73%
Repos	(51,555)	(27,803)	-46.07%	(28,913)	(10,464)	(17,339)	65.70%	-40.03%
Other	2,875	(11,732)	-508.07%	5,866	(15,192)	3,460	122.78%	-41.02%
Total Net gains from investment activities at fair value through profit and loss	291,199	151,644	-47.92%	132,605	69,958	81,686	16.76%	-38.40%
Total Interest and valuation on investments	372,688	241,069	-35.32%	172,326	114,284	126,785	10.94%	-26.43%
Total interest and valuation	8,430,183	7,892,482	-6.38%	4,227,227	3,946,739	3,945,743	-0.03%	-6.66%
Interest expense
Borrowing costs	(350,606)	(271,662)	-22.52%	(171,289)	(135,269)	(136,393)	0.83%	-20.37%
Overnight funds	(8,476)	(5,168)	-39.03%	(4,610)	(1,868)	(3,300)	76.66%	-28.42%
Debt securities in issue	(598,929)	(559,390)	-6.60%	(292,438)	(285,113)	(274,277)	-3.80%	-6.21%
Deposits	(2,180,842)	(1,958,793)	-10.18%	(1,107,963)	(992,525)	(966,268)	-2.65%	-12.79%
Preferred Shares Dividends	(29,156)	(29,156)	0.00%	(14,065)	(15,091)	(14,065)	-6.80%	0.00%
Other interest (expense)	(7,477)	(9,664)	29.25%	(3,471)	(4,328)	(5,336)	23.29%	53.73%
Total interest expenses	(3,175,486)	(2,833,833)	-10.76%	(1,593,836)	(1,434,194)	(1,399,639)	-2.41%	-12.18%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,254,697	5,058,649	-3.73%	2,633,391	2,512,545	2,546,104	1.34%	-3.31%
Credit impairment charges on loans and advance and financial leases	(1,754,029)	(2,061,348)	17.52%	(890,739)	(964,038)	(1,097,310)	13.82%	23.19%
Recovery of charged-off loans	167,366	205,472	22.77%	95,211	84,403	121,069	43.44%	27.16%
Credit impairment charges on/recoveries on off balance sheet credit instruments	22,470	8,724	-61.17%	5,793	4,619	4,105	-11.13%	-29.14%
Total credit impairment charges, net	(1,564,193)	(1,847,152)	18.09%	(789,735)	(875,016)	(972,136)	11.10%	23.10%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	3,690,504	3,211,497	-12.98%	1,843,656	1,637,529	1,573,968	-3.88%	-14.63%
Fees and commissions income
Banking services	431,949	392,123	-9.22%	224,483	215,444	176,679	-17.99%	-21.30%
Credit and debit card fees and commercial establishments	578,882	698,006	20.58%	285,422	326,250	371,756	13.95%	30.25%
Brokerage	11,430	14,635	28.04%	6,095	5,783	8,852	53.07%	45.23%
Acceptances and Guarantees	26,829	29,673	10.60%	12,804	10,994	18,679	69.90%	45.88%
Trust	172,040	195,880	13.86%	89,180	95,934	99,946	4.18%	12.07%
Bancassurance	171,638	198,257	15.51%	93,777	97,217	101,040	3.93%	7.74%
Payments and Collections	104,274	127,570	22.34%	48,934	62,491	65,079	4.14%	32.99%
Other	225,593	211,592	-6.21%	116,782	111,907	99,685	-10.92%	-14.64%
Fees and commission income	1,722,635	1,867,736	8.42%	877,477	926,020	941,716	1.69%	7.32%
Fees and commission expenses
Banking services	(189,751)	(210,975)	11.19%	(96,464)	(105,464)	(105,511)	0.04%	9.38%
Other	(292,831)	(332,160)	13.43%	(165,798)	(140,639)	(191,521)	36.18%	15.51%
Fees and commission expenses	(482,582)	(543,135)	12.55%	(262,262)	(246,103)	(297,032)	20.69%	13.26%
Total fees and comissions, net	1,240,053	1,324,601	6.82%	615,215	679,917	644,684	-5.18%	4.79%
Other operating income
Derivatives FX contracts	(17,410)	(49,950)	186.90%	(2,787)	(185,628)	135,678	173.09%	4968.25%
Net foreign exchange	202,612	124,091	-38.75%	105,401	228,464	(104,373)	-145.68%	-199.02%
Hedging	(2,812)	6,587	334.25%	(2,785)	(436)	7,023	1710.78%	352.17%
Operating leases	274,449	301,276	9.77%	135,688	144,787	156,489	8.08%	15.33%
Gains (or losses) on sale of assets	11,477	19,896	73.36%	4,244	11,371	8,525	-25.03%	100.87%
Other reversals	1,264	1,907	50.87%	590	828	1,079	30.31%	82.88%
Other	251,012	258,317	2.91%	126,840	119,071	139,246	16.94%	9.78%
Total other operating income	720,592	662,123	-8.11%	367,191	318,457	343,666	7.92%	-6.41%
Dividends received, and share of profits of equity method investees
Dividends	16,745	29,187	74.30%	5,608	11,713	17,474	49.18%	211.59%
Equity investments	(39,910)	20,328	150.93%	(41,916)	(2,802)	23,130	925.48%	155.18%
Equity method	76,688	113,618	48.16%	57,413	39,255	74,363	89.44%	29.52%
Impairment charges on joint ventures	-	-	0.00%	-	-	-	0.00%	0.00%
Total dividends received, and share of profits of equity method investees	53,523	163,133	204.79%	21,105	48,166	114,967	138.69%	444.74%
Total operating income, net	5,704,672	5,361,354	-6.02%	2,847,167	2,684,069	2,677,285	-0.25%	-5.97%

2Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-17	Jun-18	jun-18 / jun-17	2Q 17	1Q 18	2Q 18	2Q18 / 1Q18	2Q18 / 2Q17
Operating expenses
Salaries and employee benefits	(1,254,962)	(1,296,051)	3.27%	(610,943)	(642,082)	(653,969)	1.85%	7.04%
Bonuses	(302,138)	(212,808)	-29.57%	(156,328)	(120,993)	(91,815)	-24.12%	-41.27%
Other administrative and general expenses	(1,333,291)	(1,429,818)	7.24%	(718,000)	(701,972)	(727,846)	3.69%	1.37%
Tax contributions and other tax burden	(440,243)	(390,861)	-11.22%	(224,158)	(179,180)	(211,681)	18.14%	-5.57%
Impairment, depreciation and amortization	(236,251)	(231,332)	-2.08%	(116,718)	(118,384)	(112,948)	-4.59%	-3.23%
Other expenses	(121,385)	(127,013)	4.64%	(61,122)	(66,271)	(60,742)	-8.34%	-0.62%
Equity Tax	(51,220)	-	-100.00%	6,546	-	-	0.00%	-100.00%
Total operating expenses	(3,739,490)	(3,687,883)	-1.38%	(1,880,723)	(1,828,882)	(1,859,001)	1.65%	-1.15%
Profit before tax	1,965,182	1,673,471	-14.84%	966,444	855,187	818,284	-4.32%	-15.33%
Income tax	(647,735)	(506,140)	-21.86%	(281,050)	(311,138)	(195,002)	-37.33%	-30.62%
Profit for the year from continuing operations	1,317,447	1,167,331	-11.39%	685,394	544,049	623,282	14.56%	-9.06%
Non-controlling interest	(55,154)	(53,855)	-2.36%	(31,855)	(22,289)	(31,566)	41.62%	-0.91%
Net income	1,262,293	1,113,476	-11.79%	653,539	521,760	591,716	13.41%	-9.46%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 01, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance